                                                  ------------------------------
                                                            OMB APPROVAL
                                                  OMB Number:  3235-0145
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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  Tripos, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    896928108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Midwood Capital Management LLC
                              Attn: David E. Cohen
                                575 Boylston St.
                                    4th Floor
                                Boston, MA 02116
                                  617-224-1751

                                 With a copy to:

                            Peter M. Rosenblum, Esq.
                                 Foley Hoag LLP
                                155 Seaport Blvd.
                                Boston, MA 02210
                                  617-832-1151

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                               OMB CONTROL NUMBER


SEC 1746(1-06)

------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 896928108                                      13D                                           PAGE 2 OF  10 PAGES
------------------------------------------------------------------------------------------------------------------------------
             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                David E. Cohen
------------------------------------------------------------------------------------------------------------------------------
             2. Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) [ ]
                (b) [ ]
------------------------------------------------------------------------------------------------------------------------------
             3. SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
             4. Source of Funds (See Instructions)    OO
------------------------------------------------------------------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
             6. Citizenship or Place of Organization    USA
------------------------------------------------------------------------------------------------------------------------------
Number of          7. Sole Voting Power
Shares            ------------------------------------------------------------------------------------------------------------
Beneficially       8. Shared Voting Power   0
Owned by          ------------------------------------------------------------------------------------------------------------
Each               9. Sole Dispositive Power
Reporting         ------------------------------------------------------------------------------------------------------------
Person With       10. Shared Dispositive Power   0
------------------------------------------------------------------------------------------------------------------------------
            11. Aggregate Amount Beneficially Owned by Each Reporting Person   0
------------------------------------------------------------------------------------------------------------------------------
            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
            13. Percent of Class Represented by Amount in Row (11)       0.0%
------------------------------------------------------------------------------------------------------------------------------
            14. Type of Reporting Person (See Instructions)   IN

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 896928108                                      13D                                           PAGE 3 OF  10 PAGES
------------------------------------------------------------------------------------------------------------------------------
             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Ross D. DeMont
------------------------------------------------------------------------------------------------------------------------------
             2. Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) [ ]
                (b) [ ]
------------------------------------------------------------------------------------------------------------------------------
             3. SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
             4. Source of Funds (See Instructions)    OO
------------------------------------------------------------------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
             6. Citizenship or Place of Organization    USA
------------------------------------------------------------------------------------------------------------------------------
Number of          7. Sole Voting Power
Shares            ------------------------------------------------------------------------------------------------------------
Beneficially       8. Shared Voting Power    0
Owned by          ------------------------------------------------------------------------------------------------------------
Each               9. Sole Dispositive Power
Reporting         ------------------------------------------------------------------------------------------------------------
Person With       10. Shared Dispositive Power   0
------------------------------------------------------------------------------------------------------------------------------
            11. Aggregate Amount Beneficially Owned by Each Reporting Person    0
------------------------------------------------------------------------------------------------------------------------------
            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
            13. Percent of Class Represented by Amount in Row (11)       0.0%
------------------------------------------------------------------------------------------------------------------------------
            14. Type of Reporting Person (See Instructions)   IN

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 896928108                                      13D                                           PAGE 4 OF  10 PAGES
------------------------------------------------------------------------------------------------------------------------------
             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Midwood Capital Management LLC
                I.R.S. Identification No. 14-1885029
------------------------------------------------------------------------------------------------------------------------------
             2. Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) [ ]
                (b) [ ]
------------------------------------------------------------------------------------------------------------------------------
             3. SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
             4. Source of Funds (See Instructions)       OO
------------------------------------------------------------------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
             6. Citizenship or Place of Organization          Delaware
------------------------------------------------------------------------------------------------------------------------------
Number of          7. Sole Voting Power   0
Shares            ------------------------------------------------------------------------------------------------------------
Beneficially       8. Shared Voting Power
Owned by          ------------------------------------------------------------------------------------------------------------
Each               9. Sole Dispositive Power   0
Reporting         ------------------------------------------------------------------------------------------------------------
Person With       10. Shared Dispositive Power
------------------------------------------------------------------------------------------------------------------------------
            11. Aggregate Amount Beneficially Owned by Each Reporting Person   0
------------------------------------------------------------------------------------------------------------------------------
            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
            13. Percent of Class Represented by Amount in Row (11)     0.0%
------------------------------------------------------------------------------------------------------------------------------
            14. Type of Reporting Person (See Instructions)    IA

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 896928108                                      13D                                           PAGE 5 OF  10 PAGES
------------------------------------------------------------------------------------------------------------------------------
             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Midwood Capital Partners, L.P.
                I.R.S. Identification No. 27-0060548
------------------------------------------------------------------------------------------------------------------------------
             2. Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) [ ]
                (b) [ ]
------------------------------------------------------------------------------------------------------------------------------
             3. SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
             4. Source of Funds (See Instructions)       OO
------------------------------------------------------------------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
             6. Citizenship or Place of Organization          Delaware
------------------------------------------------------------------------------------------------------------------------------
Number of          7. Sole Voting Power    0
Shares            ------------------------------------------------------------------------------------------------------------
Beneficially       8. Shared Voting Power
Owned by          ------------------------------------------------------------------------------------------------------------
Each               9. Sole Dispositive Power    0
Reporting         ------------------------------------------------------------------------------------------------------------
Person With       10. Shared Dispositive Power
------------------------------------------------------------------------------------------------------------------------------
            11. Aggregate Amount Beneficially Owned by Each Reporting Person    0
------------------------------------------------------------------------------------------------------------------------------
            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
            13. Percent of Class Represented by Amount in Row (11)     0.0%
------------------------------------------------------------------------------------------------------------------------------
            14. Type of Reporting Person (See Instructions)    PN

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
CUSIP NO. 896928108                                      13D                                           PAGE 6 OF  10 PAGES
------------------------------------------------------------------------------------------------------------------------------
             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Midwood Capital Partners QP, L.P.
                I.R.S. Identification No. 42-1657728
------------------------------------------------------------------------------------------------------------------------------
             2. Check the Appropriate Box if a Member of a Group (See Instructions)

                (a) [ ]
                (b) [ ]
------------------------------------------------------------------------------------------------------------------------------
             3. SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
             4. Source of Funds (See Instructions)       OO
------------------------------------------------------------------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
             6. Citizenship or Place of Organization          Delaware
------------------------------------------------------------------------------------------------------------------------------
Number of          7. Sole Voting Power    0
Shares            ------------------------------------------------------------------------------------------------------------
Beneficially       8. Shared Voting Power
Owned by          ------------------------------------------------------------------------------------------------------------
Each               9. Sole Dispositive Power    0
Reporting         ------------------------------------------------------------------------------------------------------------
Person With       10. Shared Dispositive Power
------------------------------------------------------------------------------------------------------------------------------
            11. Aggregate Amount Beneficially Owned by Each Reporting Person    0
------------------------------------------------------------------------------------------------------------------------------
            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
            13. Percent of Class Represented by Amount in Row (11)     0.0%
------------------------------------------------------------------------------------------------------------------------------
            14. Type of Reporting Person (See Instructions)    PN

------------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 896928108                                                 Page 7 of 10

Items 5, 6 and 7 of the joint statement on Schedule 13D as filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., (who are collectively referred to as the "Reporting Persons") in respect of the Common Stock of Tripos, Inc., a Utah corporation, are hereby amended and supplemented as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Persons beneficially own no shares of the Common Stock of the Issuer, representing 0.0% of such class of securities. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 10,392,835 shares of the Common Stock of the Issuer outstanding as of June 11, 2007, as reported in the most recent annual report of the Issuer on Form 10-Q for the fiscal quarter ended March 31, 2007.

(b) By virtue of their positions as managers of Capital, each of the Managers has the shared authority to vote and dispose of the shares of Warrants reported in this joint statement Schedule 13D on behalf of the Funds.

(c) On May 4, 2006 the Reporting Persons collectively acquired 1,833,333 shares of Series C Preferred Stock of the Issuer, par value $.01 per share (the "Series C Preferred Stock") and warrants to purchase 550,000 shares of the Common Stock (the "Warrants"), for an aggregate purchase price of $5,500,000.00 or $3.00 per share of Series C Preferred Stock and associated fractional Warrant. The purchase and sale of the Series C Preferred Stock and Warrants was conducted pursuant to a Stock Purchase Agreement dated May 4, 2006 between the Funds and the Issuer. On June 28, 2007, all of such shares of Series C Preferred Stock were surrendered to the Company against payment to the Reporting Persons of an amount equal to $5,978,833.33, or approximately $3.26 per share, which payment was accepted by the Reporting Persons as full and final payment due with respect to such shares of Series C Preferred Stock upon liquidation of the Issuer (or an event deemed to be a liquidation pursuant to the terms of the Issuer's Articles of Incorporation). Concurrently with such liquidation, the Warrants were surrendered to the Company for termination.

(d) N/A

(e) As of June 28, 2007, the Reporting Persons ceased to hold 5% or more of the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to a Joint Filing Agreement dated May 15, 2006 relating to the filing of this Schedule 13D, a copy of which was attached as
Exhibit 1 to the original filing of this Schedule 13D as filed by the Reporting Persons on May 15, 2006 and which is incorporated herein by reference.

In connection with the purchase and sale of the Warrants and Series C Preferred Stock, the following agreements were entered into by Reporting Persons and the
Issuer: the Warrants issued to each of the Funds, a Stock Purchase Agreement between the Funds and the Issuer dated May 4, 2006 and a Registration Rights Agreement between the Funds and the Issuer dated

May 4, 2006, copies of which were attached as Exhibits 3 through 6 to the original filing of this Schedule 13D as filed by the Reporting Persons on May 15, 2006 and which are incorporated herein by reference.

Except as described above or otherwise in this Schedule 13D, including the Exhibits attached hereto or incorporated herein by reference, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7 Letter dated June 20, 2007 from Ross DeMont to the Issuer regarding the liquidation payment with respect to the Series C Preferred Stock.

Exhibit 8 Letter agreement dated July 12, 2007, confirming agreement of the Issuer and the Reporting Persons regarding termination of the Warrants.

CUSIP NO. 896928108                                                 Page 9 of 10


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             DATE: July 12, 2007
                                                  ------------------------

                                             MIDWOOD CAPITAL PARTNERS, L.P.

                                             By: Midwood Capital Management, LLC
                                                    General Partner

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen
                                             Manager



                                             MIDWOOD CAPITAL
                                             PARTNERS QP, L.P.

                                             By: Midwood Capital Management, LLC
                                                    General Partner

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen
                                             Manager



                                             MIDWOOD CAPITAL
                                             MANAGEMENT, LLC

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen
                                             Manager

CUSIP NO. 896928108                                                Page 10 of 10



                                             DAVID E. COHEN

                                             By:  /s/ David E. Cohen
                                             -----------------------------------
                                             David E. Cohen



                                             ROSS D. DEMONT

                                             By:  /s/ Ross D. DeMont
                                             -----------------------------------
                                             Ross D. DeMont

                                                                       Exhibit 7

                                    MIDWOOD
                             CAPITAL MANAGEMENT, LLC

--------------------------------------------------------------------------------
                                                            575 Boylston Street
                                                            4th Floor
                                                            Boston, MA 02116
                                                            (617) 224-1753
                                                            (617) 224-1769 (fax)


June 20, 2007


John P. McAlister, Ph.D.
President & CEO
Tripos, Inc.
1699 S. Hanley Road
St. Louis, MO 63144

Dear Mr. McAlister:

Detailed below is a statement of items outstanding relating to Tripos' Series C Convertible Preferred Stock owned collectively by Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P. (Collectively referred to as "Midwood").



OUTSTANDING DIVIDENDS:
----------------------

Dividends received through 5/31/07          $   526,166.67

Guaranteed                                    1,155,000.00
                                            --------------

Receivable                                      628,833.33

Less: Agreed upon discount                     (150,000.00)
                                            --------------

Revised receivable                              478,833.33
                                            ==============


OUTSTANDING PRINCIPAL:                      $ 5,500,000.00
----------------------                      --------------

Total receivable                            $ 5,978,833.33
                                            ==============

BREAKOUT BETWEEN FUNDS:
-----------------------

Midwood Capital Partners, L.P.              $ 2,660,283.02

Midwood Capital Partners QP, L.P.             3,318,550.31
                                            --------------

Total receivable                            $ 5,978,833.33
                                            ==============



Please contact our CFO Chris Mickelson at (617) 224-1753 for the wiring instructions of each entity. As long as the total receivable is wired and received in our accounts on or before June 29th, 2007, we will consider the Series C Convertible Preferred Stock paid-in-full.


Sincerely,

/s/ Ross D. DeMont

Ross D. DeMont, Principal

                                                                       Exhibit 8


                                     MIDWOOD
                             CAPITAL MANAGEMENT, LLC

--------------------------------------------------------------------------------
                                                            575 Boylston Street
                                                            4th Floor
                                                            Boston, MA 02116
                                                            (617) 224-1753
                                                            (617) 224-1769 (fax)

July 12, 2007


John P. McAlister, Ph.D.
President & CEO
Tripos, Inc.
1699 S. Hanley Road
St. Louis, MO  63144

Dear Mr. McAlister:

This letter is to confirm our agreement that concurrent with the liquidation of 1,833,333 shares of Series C Convertible Preferred Stock of Tripos, Inc. ("Tripos") owned collectively by Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P. (collectively referred to as "Midwood") on June 28, 2007, in accordance with a letter agreement dated as of June 20, 2007, Midwood delivered to Tripos for termination, warrants to purchase 550,000 shares of Common Stock of Tripos then held by Midwood, Midwood relinquished and released all rights in the warrants, and Midwood and Tripos mutually agree all such warrants were terminated and are of no further force and effect, effective as of such June 28, 2007 delivery.



OUTSTANDING WARRANTS ($3.50 EXERCISE PRICE):
--------------------------------------------

Midwood Capital Partners, L.P.              244,723

Midwood Capital Partners QP, L.P.           305,277
                                         ----------

Total subject to termination                550,000
                                         ==========




Please acknowledge your agreement to the mutual termination above by signing below.


                                                      Sincerely,


                                                      /s/ Ross D. DeMont

                                                      Ross D. DeMont, Principal


Acknowledged and Agreed:

  /s/ John McAlister
--------------------------

John McAlister, President & CEO